Exhibit 99.1

SAP Reports First Quarter 2010 Results	Page 1
For Immediate Release
April 28, 2010
SAP Reports Double-Digit Growth in Software and
Software-Related Service Revenues for the First Quarter 2010
          WALLDORF — April 28, 2010 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2010.
FINANCIAL HIGHLIGHTS — First Quarter 2010

	First Quarter 20101)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	Q1 2010	Q1 2009	change	Q1 2010	Q1 2009	change	curr.3)
Software revenue	464	418	11%	464	418	11%	7%
Software and software-related service revenue	1,947	1,741	12%	1,947	1,752	11%	10%
Total revenue	2,509	2,397	5%	2,509	2,408	4%	3%
Total operating expenses	-1,952	-2,090	-7%	-1,897	-2,012	-6%	-6%
— thereof restructuring	0	-166	-100%	0	-160	-100%
Operating profit	557	307	81%	612	396	55%	47%
Operating margin (%)	22.2	12.8	9.4pp	24.4	16.4	8.0pp	7.2pp
Profit after tax	387	196	97%	435	263	65%
Basic earnings per share (€)	0.33	0.17	94%	0.37	0.22	68%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures in the appendix for details.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures in the appendix for details.

SAP Reports First Quarter 2010 Results	Page 2
Revenues
•	IFRS software and software-related service revenues were €1.95 billion (2009: €1.74 billion), an increase of 12%. Non-IFRS software and software-related service revenues were €1.95 billion (2009: €1.75 billion), an increase of 11% (10% at constant currencies).

•	IFRS software revenues were €464 million (2009: €418 million), an increase of 11% (7% at constant currencies).

•	IFRS total revenues were €2.51 billion (2009: €2.40 billion), an increase of 5%. Non-IFRS total revenues were €2.51 billion (2009: €2.41 billion), an increase of 4% (3% at constant currencies).
First quarter 2009 Non-IFRS revenue figures exclude a deferred support revenue write-down from the acquisition of Business Objects of €11 million
Income
•	IFRS operating profit was €557 million (2009: €307 million), an increase of 81%. Non-IFRS operating profit was €612 million (2009: €396 million), an increase of 55% (47% at constant currencies). In the first quarter of 2009, the IFRS operating income was impacted by restructuring charges of €166 million (Non-IFRS: €160 million) resulting from a reduction of positions.

•	IFRS operating margin was 22.2% (2009: 12.8%), an increase of 9.4 percentage points. Non-IFRS operating margin was 24.4% (2009: 16.4%), or 23.6% at constant currencies, an increase of 8.0 percentage points (7.2 percentage points at constant currencies). In contrast to the respective quarter in 2009, the first quarter 2010 was not impacted by restructuring expenses which had, in the first quarter of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 6.9 percentage points and 6.6 percentage points, respectively. However, reorganizations in the first quarter 2010 resulted in severance expenses of €27 million and unused lease space expenses of €9 million, which negatively impacted the IFRS and Non-IFRS operating margin by 1.4 percentage points.

•	IFRS profit after tax was €387 million (2009: €196 million), an increase of 97%. Non-IFRS profit after tax was €435 million (2009: €263 million), an increase of 65%. IFRS basic earnings per share were €0.33 (2009: €0.17), an increase of 94%. Non-IFRS basic earnings per share were €0.37 (2009: €0.22), an increase of 68%. The impact, net of tax, of the severance and unused lease space expenses incurred in the first quarter 2010 on the first quarter 2010 IFRS and Non-IFRS basic earnings per share was €0.02. The impact, net of tax, of the restructuring expenses incurred in the first quarter 2009 on the first quarter of

SAP Reports First Quarter 2010 Results	Page 3
2009 IFRS and Non-IFRS basic earnings per share was €0.09. First quarter 2010 IFRS and Non-IFRS profit after tax and IFRS and Non-IFRS basic earnings per share were also impacted by a lower IFRS and Non-IFRS effective tax rate in the first quarter of 2010 compared to the first quarter of 2009.
First Quarter 2010 Non-IFRS operating profit excludes acquisition-related charges and discontinued activities totaling €54 million (2009: €78 million). First quarter 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude acquisition-related charges and discontinued activities totaling €48 million net of tax (2009: €67 million).
“We are excited by our strong momentum and our return to growth in the first quarter,” said Werner Brandt, CFO of SAP. “A solid top-line performance in combination with an increasing operating margin puts us on track to achieve our financial objective of profitable growth over the long term.”
Bill McDermott, co-CEO of SAP added, “The first quarter growth was made possible by all around solid execution in both our large, well established markets and our fast growing emerging markets. We saw strong results from the rapidly expanding demand for SAP BusinessObjects solutions, as well as in our small and midsized enterprise business. We were also pleased by the strong performance in our focus industries as our customers are turning to SAP to help their businesses run better.”
“As the environment improves and customers begin to invest for growth again, SAP is extremely well-positioned because of our broad and consistently integrated portfolio of products supporting business processes and enabling business insight through analytics,” said Jim Hagemann Snabe, co-CEO of SAP. “We have the outstanding ability to innovate technology and solutions that work seamlessly together regardless of whether they are delivered on premise, on demand, or on device.”
Cash Flow
Operating cash flow was €772 million (2009: €1.39 billion), a decrease of 44%. Operating cash flow in the first quarter 2010 was below the prior year comparison, mainly due to our decision to delay billing our customers for the 2010 support fees until customers had communicated whether they chose SAP Enterprise Support or SAP Standard Support — an option offered under the introduction of SAP’s two-tiered support model. Free cash flow was €715 million (2009: €1.34 billion), a decrease of 46%. Free cash flow was 28% of total

SAP Reports First Quarter 2010 Results	Page 4
revenues (2009: 56%). At March 31, 2010, SAP had a total group liquidity of €3.00 billion (December 31, 2009: €2.28 billion), which includes cash and cash equivalents, restricted cash and short term investments. At March 31, 2010, net liquidity, defined as total group liquidity less bank liabilities, was €2.30 billion.
Business Outlook
SAP is providing the following outlook for the full-year 2010, which is unchanged from the outlook issued on January 27, 2010:
•	The Company expects full-year 2010 non-IFRS software and software-related service revenue to increase in a range of 4% to 8% at constant currencies (2009: €8.2 billion).

•	The Company expects its full-year 2010 non-IFRS operating margin to be in a range of 30% to 31% at constant currencies (2009: 27.4%).

•	The Company projects an effective tax rate of 27.5% to 28.5% (based on IFRS) for 2010 (2009: 28.1%).
Major Customer Wins
In the first quarter of 2010, SAP closed major contracts in key regions.
In EMEA: Boots UK Limited, Daimler AG, Gazprom OAO, Krones AG, VESTAS WIND SYSTEMS A/S; In the Americas: Cooper Tire & Rubber Co., Dole Food Company, Inc., El Palacio de Hierro, Jabil Circuit, Inc., McCain Foods Limited, ConAgra Foods Inc.; In Asia Pacific/Japan: A-DATA Technology Co., Ltd., Hong Tu-San Bao Hi-Tech Co., Ltd., Industry And Commercial Bank of China, Nissha Printing Co., Ltd., Shaanxi Electric Power Corp.
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (UK) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With more than 97,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar

SAP Reports First Quarter 2010 Results	Page 5
expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, R/3 and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416 guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET
For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET
Martin Cohen +1 (212) 653-9619 mailto:investor@sap.com, ET
Appendix — Financial Information to Follow

Financial Information
for the First Quarter 2010
- Condensed, Preliminary and Unaudited -

Page
Financial Statements (IFRS)
Income Statements	F1
Statements of Financial Position	F2
Statements of Cash Flows	F3

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F4
Revenue by Region	F5
Share-Based Compensation	F6
Free Cash Flow	F6
Days Sales Outstanding	F6
Headcount	F6
Multi-Quarter Summary	F7
Explanations of Non-IFRS Measures	F8 to F10

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
(IFRS; preliminary and unaudited)

	Three months ended March 31
€ millions, unless otherwise stated	2010	2009	Change in %
Software revenue	464	418	11
Support revenue	1,394	1,252	11
Subscription and other software-related service revenue	89	71	25
Software and software-related service revenue	1,947	1,741	12
Consulting revenue	479	553	-13
Training revenue	59	72	-18
Other service revenue	19	24	-21
Professional services and other service revenue	557	649	-14
Other revenue	5	7	-29
Total revenue	2,509	2,397	5
Cost of software and software-related services	-399	-386	3
Cost of professional services and other services	-451	-521	-13
Research and development	-393	-365	8
Sales and marketing	-557	-513	9
General and administration	-148	-139	6
Restructuring	0	-166	-100
Other operating income/expense, net	-4	0	N/A
Total operating expenses	-1,952	-2,090	-7
Operating profit	557	307	81
Other non-operating income/expense, net	-36	-2	>100
Finance income	12	9	33
Finance costs	-12	-24	-50
Other financial gains/losses, net	0	-3	-100
Financial income, net	0	-18	-100
Profit before tax	521	287	82
Income tax expense	-134	-91	47
Profit after tax	387	196	97
— Profit attributable to non-controlling interests	0	0	0
— Profit attributable to owners of parent	387	196	97
Basic earnings per share, in €*	0.33	0.17	94
Diluted earnings per share, in €*	0.33	0.16	>100
Key ratios
Operating margin in %	22.2	12.8	9.4pp
Effective tax rate in %	25.7	31.7	-6.0pp

*	For the three months ended March 31, 2010 and 2009 the weighted average number of shares were 1,189 million (Diluted: 1,190 million) and 1,187 million (Diluted: 1,188 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
(IFRS; preliminary and unaudited)

€ millions	March 31, 2010	December 31, 2009
Assets
Cash and cash equivalents	2,413	1,884
Other financial assets	683	486
Trade and other receivables	3,555	2,546
Other non-financial assets	168	147
Tax assets	124	192
Total current assets	6,943	5,255
Goodwill	5,052	4,994
Intangible assets	849	894
Property, plant, and equipment	1,393	1,371
Other financial assets	307	284
Trade and other receivables	58	52
Other non-financial assets	34	35
Tax assets	110	91
Deferred tax assets	447	398
Total non-current assets	8,250	8,119
Total assets	15,193	13,374

€ millions	March 31, 2010	December 31, 2009
Equity and Liabilities
Trade and other payables	708	638
Tax liabilities	74	125
Bank loans	7	4
Other financial liabilities	258	142
Financial liabilities	265	146
Other non-financial liabilities	1,112	1,577
Provisions	345	332
Deferred income	2,248	598
Total current liabilities	4,752	3,416
Trade and other payables	33	35
Tax liabilities	247	239
Bank loans	699	699
Other financial liabilities	46	30
Financial liabilities	745	729
Other non-financial liabilities	12	12
Provisions	206	198
Deferred tax liabilities	151	190
Deferred income	76	64
Total non-current liabilities	1,470	1,467
Total liabilities	6,222	4,883
Issued capital	1,227	1,226
Treasury shares	-1,352	-1,320
Share premium	331	317
Retained earnings	8,958	8,571
Other components of equity	-207	-317
Equity attributable to owners of parent	8,957	8,477
Non-controlling interests	14	14
Total equity	8,971	8,491
Equity and liabilities	15,193	13,374

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
(IFRS; preliminary and unaudited)

	Three months ended March 31
€ millions	2010	2009
Profit after tax	387	196
Adjustments to reconcile profit after tax to net cash provided by operating activities:
Depreciation and amortization	111	128
Gains/losses on disposals of non-current assets	1	1
Impairment loss on financial assets recognized in profit	0	3
Decrease/increase in sales and bad debt allowances on trade receivables	21	87
Other adjustments for non-cash items	3	4
Deferred income taxes	-63	-73
Decrease/increase in trade receivables	-915	-181
Decrease/increase in other assets	52	105
Decrease/increase in trade payables, provisions and other liabilities	-417	-375
Decrease/increase in deferred income	1,592	1,490
Net cash flows from operating activities	772	1,385
Business combinations, net of cash and cash equivalents acquired	0	-3
Purchase of intangible assets and property, plant, and equipment	-57	-50
Proceeds from sales of intangible assets or property, plant, and equipment	9	6
Purchase of equity or debt instruments of other entities	-318	-548
Proceeds from sales of equity or debt instruments of other entities	122	4
Net cash flows from investing activities	-244	-591
Purchase of treasury shares	-120	0
Proceeds from reissuance of treasury shares	81	8
Proceeds from issuing shares (share-based compensation)	20	1
Proceeds from borrowings	1	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	-28	13
Effect of foreign exchange rates on cash and cash equivalents	29	-66
Net decrease/increase in cash and cash equivalents	529	741
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	2,413	2,021

F3

Reconciliations from Non-IFRS Numbers to IFRS Numbers
(Preliminary and unaudited)
The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS*
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS	currency**
Non-IFRS Revenue Numbers
Software revenue	464	0	464	-15	449	418	0	418	11	11	7
Support revenue	1,394	0	1,394	-10	1,384	1,252	11	1,263	11	10	10
Subscription and other software-related service revenue	89	0	89	1	90	71	0	71	25	25	27
Software and software-related service revenue	1,947	0	1,947	-24	1,923	1,741	11	1,752	12	11	10
Consulting revenue	479	0	479	-5	474	553	0	553	-13	-13	-14
Training revenue	59	0	59	-1	58	72	0	72	-18	-18	-19
Other service revenue	19	0	19	0	19	24	0	24	-21	-21	-21
Professional services and other service revenue	557	0	557	-6	551	649	0	649	-14	-14	-15
Other revenue	5	0	5	0	5	7	0	7	-29	-29	-29
Total revenue	2,509	0	2,509	-30	2,479	2,397	11	2,408	5	4	3

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-399	40	-359			-386	52	-334	3	7
Cost of professional services and other services	-451	1	-450			-521	1	-520	-13	-13
Research and development	-393	1	-392			-365	1	-364	8	8
Sales and marketing	-557	12	-545			-513	19	-494	9	10
General and administration	-148	0	-148			-139	0	-139	6	6
Restructuring	0	0	0			-166	6	-160	-100	-100
Other operating income/expense, net	-4	0	-4			0	0	0	N/A	N/A
Total operating expenses	-1,952	54	-1,897	2	-1,895	-2,090	78	-2,012	-7	-6	-6

Non-IFRS Profit Numbers
Operating profit	557	54	612	-28	584	307	89	396	81	55	47
Other non-operating income/expense, net	-36	7	-30			-2	0	-2	>100	>100
Finance income	12	0	12			9	0	9	33	33
Finance costs	-12	0	-12			-24	0	-24	-50	-50
Other financial gains/losses, net	0	0	0			-3	0	-3	-100	-100
Financial income, net	0	0	0			-18	0	-18	-100	-100
Profit before tax	521	61	582			287	89	376	82	55
Income tax expense	-134	-13	-147			-91	-22	-113	47	30
Profit after tax	387	48	435			196	67	263	97	65
- Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
- Profit attributable to owners of parent	387	48	435			196	67	263	97	65
Non-IFRS Key Ratios
Operating margin in %	22.2		24.4		23.6	12.8		16.4	9.4pp	8.0pp	7.2pp
Effective tax rate in %	25.7		25.3			31.7		30.1	-6.0pp	-4.8pp
Basic earnings per share, in	€0.33		0.37			0.17		0.22	94	68

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.
Differences may exist due to rounding.

F4

REVENUE BY REGION
(Preliminary and unaudited)
The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
			Non-	Currency	constant						constant
€ millions	IFRS	Adj.*	IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	218	0	218	-7	211	207	0	207	5	5	2
Americas	171	0	171	-1	170	152	0	152	13	13	12
Asia Pacific Japan	74	0	74	-6	68	60	0	60	23	23	13

Software revenue	464	0	464	-15	449	418	0	418	11	11	7

Software and software-related service revenue by region
Germany	310	0	310	0	310	276	0	276	12	12	12
Rest of EMEA	691	0	691	-19	672	606	4	610	14	13	10
Total EMEA	1,001	0	1,001	-19	982	882	4	886	13	13	11
United States	471	0	471	26	497	460	6	466	2	1	7
Rest of Americas	192	0	192	-13	179	154	0	154	25	25	16
Total Americas	663	0	663	13	676	614	6	620	8	7	9
Japan	98	0	98	-1	97	97	0	97	1	1	0
Rest of Asia Pacific Japan	185	0	185	-17	168	148	1	149	25	24	13
Total Asia Pacific Japan	283	0	283	-18	265	245	1	246	16	15	8

Software and software-related service revenue	1,947	0	1,947	-24	1,923	1,741	11	1,752	12	11	10

Total revenue by region
Germany	444	0	444	-1	443	433	0	433	3	3	2
Rest of EMEA	859	0	859	-24	835	791	4	795	9	8	5
Total EMEA	1,302	0	1,302	-24	1,278	1,223	4	1,227	6	6	4
United States	620	0	620	35	655	650	6	656	-5	-5	0
Rest of Americas	247	0	247	-19	228	211	0	211	17	17	8
Total Americas	867	0	867	17	884	861	6	867	1	0	2
Japan	111	0	111	0	111	120	0	120	-8	-8	-8
Rest of Asia Pacific Japan	229	0	229	-22	207	193	1	194	19	18	7
Total Asia Pacific Japan	340	0	340	-23	317	313	1	314	9	8	1

Total revenue	2,509	0	2,509	-30	2,479	2,397	11	2,408	5	4	3

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F5

SHARE-BASED COMPENSATION
(Preliminary and unaudited)

	Three months ended March 31
€ millions	2010	2009	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	1	1	0
Cost of professional services and other services	0	1	-100
Research and development	1	1	0
Sales and marketing	1	0	N/A
General and administration	2	1	100

Total share-based compensation	5	3	67

Note: The share-based compensation expenses do not differ between SAP’s IFRS and non-IFRS measures.
Differences may exist due to rounding.
FREE CASH FLOW
(Preliminary and unaudited)

	Three months ended March 31
€ millions	2010	2009	Change in %
Net cash flows from operating activities	772	1,385	-44
Additions to non-current assets excluding additions from acquisitions	-57	-50	14

Free cash flow	715	1,335	-46

Differences may exist due to rounding.
DAYS SALES OUTSTANDING
(Preliminary and unaudited)

	March 31, 2010	December 31, 2009	Change in days
Days sales outstanding*	74	79	-5

*	Day Sales Outstanding (DSO) measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
HEADCOUNT
(Preliminary and unaudited)

in Full-Time Equivalents	March 31, 2010	December 31, 2009	March 31, 2009
Headcount by region
Germany	14,841	14,925	15,520
Rest of EMEA	10,414	10,437	10,992
Total EMEA	25,255	25,362	26,512
United States	8,127	8,101	8,549
Rest of Americas	3,933	3,873	3,977
Total Americas	12,060	11,974	12,526
Japan	1,122	1,140	1,351
Rest of Asia Pacific Japan	9,161	9,108	9,533
Total Asia Pacific Japan	10,283	10,248	10,884

Total	47,598	47,584	49,922

Headcount by functional area
Software and software-related services	6,585	6,422	6,376
Professional services and other services	12,110	12,349	13,399
Research and development	14,676	14,813	15,401
Sales and marketing	9,506	9,513	10,075
General and administration	3,064	3,051	3,173
Infrastructure	1,657	1,436	1,498

Total	47,598	47,584	49,922

F6

MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary and unaudited)

€ millions, unless otherwise stated	Q1/2010	Q4/2009	Q3/2009	Q2/2009	Q1/2009
Software revenue (IFRS)	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0
Software revenue (Non-IFRS)	464	1,120	525	543	418

Support revenue (IFRS)	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	0	0	0	0	11
Support revenue (Non-IFRS)	1,394	1,364	1,333	1,337	1,263

Subscription and other software-related service revenue (IFRS)	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (Non-IFRS)	89	82	79	73	71

Software and software-related service revenue (IFRS)	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	0	0	0	0	11
Software and software-related service revenue (Non-IFRS)	1,947	2,566	1,937	1,953	1,752

Total revenue (IFRS)	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	0	0	0	0	11
Total revenue (Non-IFRS)	2,509	3,190	2,508	2,576	2,408

Operating profit (IFRS)	557	1,022	619	641	307
Revenue adjustment*	0	0	0	0	11
Expense adjustment*	54	113	68	69	78
Operating profit (Non-IFRS)	612	1,134	687	710	396

Operating margin (IFRS)	22.2	32.0	24.7	24.9	12.8
Operating margin (Non-IFRS)	24.4	35.5	27.4	27.6	16.4

Effective tax rate (IFRS)	25.7	31.1	20.5	28.5	31.7
Effective tax rate (Non-IFRS)	25.3	30.5	21.0	28.1	30.1

Basic earnings per share, in €(IFRS)	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (Non-IFRS)	0.37	0.64	0.42	0.40	0.22

Headcount**	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents
Differences may exist due to rounding.

F7

Explanations of Non-IFRS Measures
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating income, non-IFRS operating margin, non-IFRS net income, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating income measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS. Our non-IFRS financial measures included in this document are reconciled to the nearest IFRS measure in the tables on the pages F4 to F7 above.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. The non-IFRS measures as defined below replaced the Non GAAP measures which we used until the termination of our US GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	As far as the variable remuneration components of our board members and employees are based on revenue and income numbers non-IFRS revenue and income measures rather than the respective IFRS measures are the basis for the compensation.

•	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating income numbers rather than IFRS numbers with costs such as share-based compensation and restructuring only being considered on coporate level.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-IFRS revenues and non-IFRS income measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
•	The non-IFRS measures provide investors with insight into management’s decision-making since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

•	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS revenue:
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by an entity acquired by SAP had it remained a stand-alone entity but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under IFRS, we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense:
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
•	Acquisition related charges
•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

•	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

•	Acquisition-related third-party expenses
•	Discontinued Activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business

F8

Non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share:
Operating income, operating margin, net income and earnings per share in this document identified as non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustements outlined above and exclude the expense adjustements when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
•	While our non-IFRS income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

•	The acquisition-related charges that we eliminate in deriving our non-IFRS income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS income numbers is a recurring expense that will impact our financial performance in future years.

•	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating income and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under our U.S. GAAP which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:

•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally beginning in 2010 with our migration to IFRS.

•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.

F9

Free Cash Flow
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating income on the one hand and changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS.

F10